                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                 _____________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. _________)/1/

                                 Tritel, Inc.
                                 ------------
                               (Name of Issuer)

  Class A Voting Common Stock, par value $0.01 per share and Voting Preference
  ----------------------------------------------------------------------------
                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   89675X104
                                   ---------
                                 (CUSIP Number)

                               Thomas H. Sullivan
              Executive Vice President and Chief Financial Officer
                               TeleCorp PCS, Inc.
                               1010 N. Glebe Road
                                   Suite 800
                              Arlington, VA 22201
                                 (703) 236-1122
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 28, 2000
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8 Pages)

----------------------------
/1/   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

    -------------------                                    -----------------
    CUSIP No. 89675X104              13D                   Page 2 of 8 Pages
    -------------------                                    -----------------


    1  NAMES OF REPORTING PERSONS:  TeleCorp PCS, Inc.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):  541872248
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]
                                                           (b)  [  ]
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*:  N/A
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                [  ]

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
--------------------------------------------------------------------------------
 NUMBER OF      7  SOLE VOTING POWER: 7,148,160.22 shares of Class A Voting
  SHARES           Common Stock representing 7.3% of the outstanding shares of
BENEFICIALLY       the Class A Voting Common Stock and 6 shares of Voting
 OWNED BY          Preference Common Stock representing 100% of the outstanding
  EACH             shares of the Voting Preference Common Stock.**, ***
REPORTING    -------------------------------------------------------------------
PERSON WITH     8  SHARED VOTING POWER:  **, ***
             -------------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER: None
             -------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER: None
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        7,148,160.22 shares of Class A Voting Common Stock; 6 shares of Voting Preference Common Stock
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                              [  ]
--------------------------------------------------------------------------------
    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.3% of the outstanding shares of the Class A Voting Common Stock; 100% of the outstanding shares of the Voting Preference Common Stock
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*:  CO
--------------------------------------------------------------------------------

*      SEE INSTRUCTIONS

**     Pursuant to a Voting Agreement, dated as of February 28, 2000, E.B.
Martin Jr. and William Mounger, II, stockholders of Tritel, Inc. ("Tritel"), agreed to vote the voting securities of Tritel beneficially owned by them (a) in favor of the approval of the transactions contemplated by the Agreement and Plan of Reorganization and Contribution (the "Reorganization Agreement"), dated as of February 28, 2000, among TeleCorp PCS, Inc. ("TeleCorp"), Tritel and AT&T Wireless Services Inc., and (b) against (i) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Reorganization Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Tritel or any of its subsidiaries, with or involving any party other than as contemplated by the Reorganization Agreement, (iii) any liquidation or winding up of Tritel, (iv) any extraordinary dividend by Tritel, (v) any change in the capital structure of Tritel, (other than pursuant to the Reorganization Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Reorganization Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Tritel under the Reorganization Agreement which would materially and adversely affect TeleCorp or Tritel or their respective abilities to consummate the transactions contemplated by the Reorganization Agreement. Messrs. Martin and Mounger granted an irrevocable limited proxy to the President and Secretary of TeleCorp in connection with the foregoing.

***TeleCorp and the executive officers and directors of TeleCorp expressly disclaim beneficial ownership of the noted shares.

Item 1.  Security and Issuer.

     The classes of equity securities to which this statement relates are the Class A Voting Common Stock, par value $0.01 per share (the "Class A Common Stock") and the Voting Preference Common Stock (the "Voting Preference Stock") of Tritel, Inc. ("Tritel"), a Delaware corporation (the "Issuer"). The principal executive offices of Tritel are located at 111 E. Capitol Street, Suite 500, Jackson, Mississippi 39201.

Item 2.  Identity and Background.

     This statement is filed on behalf of TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation that provides personal communication services, and has its principal business and principal office located at 1010 N. Glebe Road, Suite 800, Arlington, Virginia 22201.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of TeleCorp are set forth in Annex A hereto and are incorporated herein by reference.

     (d) During the last five years, neither TeleCorp nor any executive officer or director of TeleCorp has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanor).

     (e) During the last five years, neither TeleCorp nor any executive officer or director of TeleCorp has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     See Item 4.


Item 4.  Purpose of Transaction.

     TeleCorp, Tritel and AT&T Wireless Services Inc., a Delaware corporation, entered an Agreement and Plan of Reorganization and Contribution (the "Reorganization Agreement"), dated as of February 28, 2000. To induce TeleCorp to enter into the Reorganization Agreement, E.B. Martin Jr. and William Mounger, II (each a "Stockholder", and together, the "Stockholders") executed a Voting Agreement (attached hereto as Exhibit 10.1, the "Voting Agreement"), dated as of February 28, 2000, among the Stockholders, Tritel and TeleCorp. By executing the Voting Agreement, the Stockholders agreed to vote the voting securities of Tritel beneficially owned by them (a) in favor of the approval of the transactions contemplated by the Reorganization Agreement, and (b) against (i) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Reorganization Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Tritel or any of its subsidiaries, with or involving any party other than as contemplated by the Reorganization Agreement,
(iii) any liquidation or winding up of Tritel, (iv) any extraordinary dividend by Tritel, (v) any change in the capital structure of Tritel, (other than pursuant to the Reorganization Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Reorganization Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Tritel under the Reorganization Agreement which would materially and adversely affect TeleCorp or Tritel or their respective abilities to consummate the transactions contemplated by the Reorganization Agreement. Pursuant to the Voting Agreement each stockholder granted an irrevocable limited proxy to the President and Secretary of TeleCorp in connection with the foregoing.

     The purpose of the transaction was to assure the necessary approval by the stockholders of Tritel of the transactions contemplated by the Reorganization Agreement. The securities of Tritel subject to the Voting Agreement constitute a majority of the outstanding voting securities of Tritel.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b)

     As a result of the Voting Agreement, TeleCorp Beneficially owns 7,148,160.22 shares of the Class A Common Stock representing 7.3% of the outstanding shares of the Class A Common Stock and 6 shares of the Voting Preference Stock representing 100% of the outstanding shares of the Voting Preference Stock. With respect to the matters described in Item 4, TeleCorp has the sole power to vote or direct the vote of the shares specified in Item 5. Notwithstanding the foregoing, TeleCorp disclaims any beneficial ownership of such shares.

     Mr. Scott Anderson beneficially owns 420 shares of the Class A Common Stock and has been granted options to purchase 15,000 shares of the Class A Common Stock, of which 20% have vested to date. Mr. Anderson has the sole power to vote or to direct the vote and to dispose or direct the disposition of the shares of the Class A Common Stock owned by Mr. Anderson.

     (c)  None.

     (d) With respect to the shares of capital stock of Tritel which are the subject of this filing, E.B. Martin, Jr., William M. Mounger, and Mr. Anderson, as applicable, have the right to receive dividends with respect to such stock owned by each.

     (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     TeleCorp, Tritel and AT&T Wireless Services Inc., a Delaware corporation, entered the Reorganization Agreement. To induce TeleCorp to enter into the Reorganization Agreement, E.B. Martin Jr. and William Mounger, II (each a "Stockholder", and together, the "Stockholders") executed the Voting Agreement. By executing the Voting Agreement, the Stockholders agreed to vote the voting securities of Tritel beneficially owned by them (a) in favor of the approval of the transactions contemplated by the Reorganization Agreement, and (b) against
(i) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Reorganization Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Tritel or any of its subsidiaries, with or involving any party other than as contemplated by the

Reorganization Agreement, (iii) any liquidation or winding up of Tritel, (iv) any extraordinary dividend by Tritel, (v) any change in the capital structure of Tritel, (other than pursuant to the Reorganization Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Reorganization Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Tritel under the Reorganization Agreement which would materially and adversely affect TeleCorp or Tritel or their respective abilities to consummate the transactions contemplated by the Reorganization Agreement.

     Additionally, by executing the Voting Agreement, (a) E.B. Martin Jr. agreed that (other than pursuant to the Reorganization Agreement) he will not, and will not agree to, sell, assign, dispose of, encumber, mortgage, hypothecate or otherwise transfer any share of Class A Common Stock, Class C Common Stock or Voting Preference Stock of Tritel owned by him, and (b) William M. Mounger, II agreed that (other than pursuant to the Reorganization Agreement) he will not, and will not agree to, sell, assign, dispose of, encumber, mortgage, hypothecate or otherwise transfer any share of Class A Common Stock, Class C Common Stock, Class D Common Stock or Voting Preference Stock of Tritel owned by him directly or indirectly.

     TeleCorp intends to consummate the business combination with Tritel as soon as all conditions to consummation specified in the Reorganization Agreement are satisfied. It is currently contemplated that the closing will occur in the fourth quarter of 2000.

     Except as set forth in Items 3, 4, 5 and 6, neither TeleCorp nor, to the best knowledge of TeleCorp, any of its directors or executive officers has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Tritel.

Item 7.  Material to be Filed as Exhibits.

     The exhibits are incorporated herein by reference.

     Exhibit      Description
     -------      -----------

     10.1 Tritel Inc. Voting Agreement, dated as of February 28, 2000, among Tritel, Inc., TeleCorp PCS, Inc., E.B. Martin Jr. and William M. Mounger, II.

                                    ANNEX A

Gerald T. Vento, Chief Executive Officer and Chairman
c/o TeleCorp, 1010 N. Glebe Road, Suite 800, Arlington, Virginia 22201 Principal Occupation: Chief Executive Officer and Chairman of TeleCorp
Citizenship:  United States

Thomas H. Sullivan, Executive Vice President, Chief Financial Officer and
Director
c/o TeleCorp, 1010 N. Glebe Road, Suite 800, Arlington, Virginia 22201 Principal Occupation: Executive Vice President, Chief Financial Officer and Director of TeleCorp
Citizenship:  United States

Julie A. Dobson, Vice President and Chief Operating Officer
c/o TeleCorp, 1010 N. Glebe Road, Suite 800, Arlington, Virginia 22201 Principal Occupation: Vice President and Chief Operating Officer of TeleCorp
Citizenship:  United States

Scott Anderson, Director
c/o TeleCorp, 1010 N. Glebe Road, Suite 800, Arlington, Virginia 22201 Principal Occupation: Principal in Cedar Grove Partners and Principal in Cedar Grove Investments
Citizenship:  United States

Rohit M. Desai, Director
540 Madison Avenue, 36th Floor, New York, New York 10022
Principal Occupation: Chairman, President and Chief Investment Officer of Desai Capital Management Incorporated
Citizenship:  United States

Michael R. Hannon, Director
c/o CB Capital Investors, L.P., 380 Madison Avenue, 12th floor, New York, New York 10017
Principal Occupation:  General Partner of Chase Capital Partners
Citizenship:  United States

James M. Hoak, Director
c/o Hoak Communications Partners, L.P., One Galleria Tower, 13355 Noel Road, Suite 1050, Dallas, Texas 75240
Principal Occupation:  Chairman and Principal of Hoak Capital Corporation
Citizenship:  United States

Mary Hawkins-Key, Director
c/o AT&T Wireless PCS, LLC 7277 164th Avenue, N.E., Redmond, Washington 98052 Principal Occupation: Senior Vice President of Partnership Operations for AT&T Wireless
Citizenship:  United States

William Kussell, Director
c/o TeleCorp, 1010 N. Glebe Road, Suite 800, Arlington, Virginia 22201 Principal Occupation: President of Dunkin' Donuts marketing office
Citizenship:  United States

Michael Schwartz, Director
c/o AT&T Wireless PCS, LLC 7277 164th Avenue, N.E., Redmond, Washington 98052 Principal Occupation: Vice President in AT&T's Acquisitions and Development Group
Citizenship:  United States

                                   SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              March 9, 2000
                                              -------------
                                              (Date)

                                              /s/ Thomas H. Sullivan
                                              ----------------------
                                              (Signature)

                                              Executive Vice President and Chief
                                              Financial Officer
                                              -----------------
                                              (Name/Title)


     The statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).